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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9


               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                              ---------------------
                          MILLER BUILDING SYSTEMS, INC.
                            (NAME OF SUBJECT COMPANY)

                          MILLER BUILDING SYSTEMS, INC.
                        (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   600404 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                              ---------------------
                                THOMAS J. MARTINI
                             SECRETARY AND TREASURER
                          MILLER BUILDING SYSTEMS, INC.
                            58120 COUNTY ROAD 3 SOUTH
                             ELKHART, INDIANA 46517
                                 (219) 295-1214
            (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                            PERSONS FILING STATEMENT)

                                 with a copy to:

                           JEFFREY C. RUBENSTEIN, ESQ.
                              LESLEE M. COHEN, ESQ.
              MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
                      200 NORTH LASALLE STREET, SUITE 2100
                             CHICAGO, ILLINOIS 60601
                                 (312) 346-3100


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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ITEM 1.  SUBJECT COMPANY INFORMATION.

         Name and Address. The name of the subject company is Miller Building Systems, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 58120 County Road 3 South, Elkhart, Indiana 46517. The telephone number of the principal executive offices of the Company is (219) 295-1214.

         Securities. The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"). There were 3,074,092 shares of Common Stock outstanding as of September 1, 2000.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

         Tender Offer. This Schedule 14D-9 relates to the tender offer by Delaware Miller Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of COA Housing Group, Inc., an Indiana corporation ("Parent") and a wholly-owned subsidiary of Coachmen Industries, Inc., an Indiana corporation ("COA"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission") by COA and the Purchaser on September 20, 2000, relating to an offer to purchase all of the issued and outstanding shares of Common Stock (the "Shares") at a purchase price of $8.40 per Share, net to the seller in cash, less any required withholding taxes, plus a future right to receive up to $0.30 per Share, in the event that the Company obtains a release or settlement agreement from Modtech Holdings, Inc. ("Modtech") of any claim it might have against the Company to a payment resulting from the Company's termination of its agreement with Modtech (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the "Offer").

         The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 22, 2000 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), by and among the Company, COA, Parent and the Purchaser. The Merger Agreement provides, among other things, that upon the prior satisfaction or waiver of the conditions set forth in the Merger Agreement, including the condition that there be validly tendered pursuant to the Offer at least 51% of the outstanding Shares on a fully-diluted basis (the "Minimum Condition"), and in accordance with the Delaware General Corporation Law, as amended (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction").

         Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Entity") and will be a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the Company's treasury or by any of the Company's subsidiaries and Shares held by Parent, the Purchaser or any other subsidiary of Parent, and Shares held by stockholders of the Company who will have properly perfected their appraisal rights, if any, under Delaware law) will be converted automatically into the right to receive an amount in cash equal to the Offer Price, or any greater amount paid per Share in the Offer, without interest (the "Merger Consideration"). Capitalized terms used in this Schedule 14D-9 and not defined in this Schedule 14D-9 have the meanings given such terms in the Merger Agreement. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

         The Schedule TO states that the principal executive offices of COA and the Purchaser are located at 2831 Dexter Drive, Elkhart, Indiana 46514. The telephone number of the principal executive offices of the Purchaser is (219) 262-0123.



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ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Except as set forth in the response to this Item 3 or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex B (the "Information Statement") or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) COA or the Purchaser, or their respective executive officers, directors or affiliates.

         Certain contracts, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act in connection with Parent's right (after acquiring Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Company Board") other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

MERGER AGREEMENT

         The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 15, respectively, of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

BOARD OF DIRECTORS

         The Merger Agreement provides that promptly upon the purchase by the Purchaser of outstanding Shares pursuant to the Offer (the "Tender Offer Purchase Time") and from time to time thereafter, if the Minimum Condition has been met, Parent shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as will give Parent representation on the Company Board equal to the product of the number of directors on the Company Board (giving effect to any directors elected pursuant to this sentence) multiplied by the percentage that the number of Shares so purchased bears to the total number of outstanding Shares on a fully-diluted basis, and the Company shall either increase the size of the Company Board or secure the resignation of such number of directors as is necessary to enable Parent's designees to be elected to the Company Board, and to cause Parent's designees to be so elected and to constitute at all times after the Tender Offer Purchase Time a majority of the Company Board. The Merger Agreement further provides that at such times the Company shall cause the individuals designated by Parent to constitute at least the same percentage as is on the Company Board of: (i) each committee of the Company Board; (ii) each board of directors of each subsidiary of the Company; and (iii) each committee of each such board.

STOCK OPTIONS

         The Merger Agreement provides that at the Effective Time, each option to purchase Shares granted under the Company's 1991 Stock Option Plan, 1994 Stock Option Plan or 1997 Stock Option Plan (the "Company Plans") which is then outstanding and unexercised shall be converted automatically into options to purchase shares of common stock of COA ("COA Common Stock") and COA shall assume each such option (an "Assumed Option") subject to the terms of the applicable Company Plan and the agreement evidencing the grant thereunder of each such Assumed Option; provided, however, that from and after the Effective Time, the per Share exercise price under each such Assumed Option shall be adjusted to the Exchange Exercise Price (as defined below). In the case of any Assumed Options which are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")), the exercise price, number of shares of COA Common Stock purchasable pursuant to such options and the terms and conditions of exercise of such options shall be determined in order to comply with Section 424(a)


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of the Code. The number of shares purchasable upon exercise, duration and other terms of the Assumed Options shall be the same as the original Stock Option except that all references to the Company shall be deemed to be references to COA. All Assumed Options will be fully vested as set forth in the Option agreements. The "Exchange Exercise Price" shall be equal to the closing price of one share of COA Common Stock on the New York Stock Exchange on the trading day immediately preceding the Effective Time (the "Closing Price"), adjusted as follows: (i) if the Merger Consideration exceeds the original per Share exercise price of an Assumed Option, the amount of the excess shall be subtracted from the Closing Price; (ii) if the original per Share exercise price of an Assumed Option exceeds the Merger Consideration, the amount of the excess shall be added to the Closing Price; and (iii) if the original per Share exercise price of an Assumed Option is equal to the Merger Consideration, no adjustment shall be made to the Closing Price.

         At or before the Effective Time, all other options, warrants or other rights to purchase Shares that are not issued pursuant to a Company Plan shall be terminated.

         No later than 30 days following the Effective Time, COA shall register the COA Common Stock subject to the Assumed Options under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement on Form S-8 and cause the effectiveness of such registration statement to be maintained for so long as the Assumed Options remain outstanding.

EMPLOYMENT AGREEMENTS AND ARRANGEMENTS

         On July 10, 2000, the Company entered into an amendment to the Employment Agreement between the Company and Edward C. Craig dated February 29, 1996, as amended on October 22, 1997 and September 22, 1998, which the parties have agreed to amend further prior to the Effective Time of the Merger (as amended following the Effective Time, the "Craig Agreement"). The Craig Agreement provides that Mr. Craig shall be employed by the Company as its Chairman of the Board and Chief Executive Officer through September 30, 2000 and shall be paid an annual base salary of $200,000 for the years 2000 and 2001. In addition, the Company shall pay a special bonus to Mr. Craig in an amount equal to $28,000, by the end of each of fiscal years 2001 and 2002.

         The Craig Agreement also provides that Mr. Craig shall be paid (a) $115,000 on or before December 31, 2001; (b) $115,000 on or before December 31, 2002 and (c) $50,000 on or before December 31, 2003, as remuneration for past consulting services Mr. Craig rendered to the Company (collectively, "Deferred Compensation").

         The Craig Agreement further provides that the expiration of Mr. Craig's stock options will not occur until all payments of Deferred Compensation are made to Mr. Craig, but in no event shall the expiration occur earlier than three years from the Effective Time.

         Pursuant to the Craig Agreement, Parent and the Company will be jointly responsible for payment of all monies under the Craig Agreement.

         The summary of the Craig Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the complete text of the Craig Agreement, including all amendments thereto (with the exception of the amendment to be entered into immediately prior to the Effective Time), copies of which are filed as Exhibits (e)(2)(i) through (iv) to this Schedule 14D-9 and are incorporated herein by reference.

         In addition, it is a condition to consummation of the Merger that the Company enter into employment agreements with nine of its key employees (the "Key Employees"), which agreements will be effective upon consummation of the Merger (the "Key Employee Agreements"). The term of the Key Employee Agreements is two years. Pursuant to the Key Employee Agreements, the Key Employees will be paid an annual base salary, and will be eligible to participate in any bonus or incentive plan, and to receive any benefits, available for employees of COA or its subsidiaries and for which the Key Employees


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are qualified. The Key Employee Agreements also provide that the Key Employees will receive options to purchase shares of COA stock.

         Each of the Key Employees agrees, under the Key Employee Agreements, for the longer of two years from the effective date of his Agreement or the term of the Agreement (and for any extensions of or amendments to the Agreement), or 12 months after his employment with COA or any of its subsidiaries ends, if the employment ends, either voluntarily or for Cause (as defined therein), on or before the second anniversary of the Agreement, not to directly or indirectly compete with, or solicit employees or customers of, COA or any of its subsidiaries. The Key Employee Agreements also restrict the Key Employees from divulging or using confidential information of COA or its subsidiaries.

         The summary of the Key Employee Agreements set forth above does not purport to be complete and is qualified in its entirety by reference to the complete text of the Form of Key Employee Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

         Furthermore, the Company shall pay special bonuses to each of Rick J. Bedell, President of the Company, and Thomas J. Martini, Vice President of Finance, Secretary and Treasurer of the Company, of $14,000 per year for fiscal years 2001 and 2002. All payments of such special bonuses shall become immediately due and payable upon any action indicating that a Change in Control, including the transactions contemplated by the Merger Agreement, will occur immediately.

INDEMNIFICATION

         The Merger Agreement provides that from and after the Effective Time, Parent and the Surviving Corporation shall jointly and severally indemnify, defend and hold harmless the present or former directors and officers of the Company or any of its subsidiaries (the "Indemnified Parties") against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) to the same extent provided by and subject to the conditions of any applicable law and the applicable certificates of incorporation and bylaws of COA, as if the Indemnified Parties were officers and directors of COA (and shall also, subject to the Merger Agreement, advance expenses as may be allowed thereunder and subject to the terms thereof, and provided that the person to whom expenses are advanced provides an undertaking satisfactory to COA to repay such advances if it is ultimately determined that such person is not entitled to indemnification); provided, however, that such indemnification shall be provided only to the extent any directors' and officers' liability insurance policy of COA or its subsidiaries does not provide coverage and actual payment thereunder with respect to the matters that would otherwise be subject to indemnification under the Merger Agreement (it being understood that COA, Parent or the Surviving Corporation shall, subject to the Merger Agreement, advance expenses on a current basis as provided in the Merger Agreement notwithstanding such insurance coverage to the extent that payments thereunder have not yet been made if the Indemnified Party has provided said undertaking, in which case COA, Parent or the Surviving Corporation, as the case may be, shall be entitled to repayment of such advances from the proceeds of such insurance coverage).

         Pursuant to the Merger Agreement, however, COA's, Parent's and the Surviving Corporation's obligation to fulfill and honor the Company's indemnification obligation, and the Company's aggregate obligation to indemnify and hold harmless persons for all matters to which such persons may be entitled to be indemnified or held harmless under the Merger Agreement, shall in no event exceed the Company's net worth as of June 30, 2000. The Merger Agreement also states that, subject to certain exceptions, Parent or the Surviving Corporation shall maintain in effect for not less than six years after the Effective Time the current policies of directors' and officers' liability insurance maintained by Company or its subsidiaries with respect to matters occurring prior to the Effective Time to the extent such insurance is available at a premium of not more than three times the premium immediately prior to the Effective Time.

         COA's bylaws provide that COA shall indemnify any officer or director of COA or any wholly-owned subsidiary or any member of the Management Group (as defined in the bylaws) of a division of COA (an "Indemnified Officer or Director") to the fullest extent to which COA is empowered to do so by


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the Indiana Business Corporation Law or any other law, if any Indemnified
Officer or Director is or was a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against judgments, settlements, penalties and fines (including excise taxes assessed with respect to employee benefit plans) and reasonable expenses (including counsel fees) incurred by the Indemnified Officer or Director in accordance with such action, suit or proceeding. This indemnification is available whether the Indemnified Officer or Director was serving as such director, officer, employee or agent of COA, or was serving at the request of COA as a director, officer, partner, trustee, employee or agent of another corporation or other enterprise. To receive the indemnification, the Indemnified Officer or Director must have acted in good faith and in a manner he or she reasonably believed, in the case of conduct in his or her official capacity, was in the best interests of COA, and, in all other cases, was not opposed to the best interests of COA, and with respect to any criminal action or proceeding, the Indemnified Officer or Director must have had reasonable cause to believe his or her conduct was unlawful.

         Any other person who is not an Indemnified Officer or Director may be indemnified in accordance with the preceding paragraph if it is determined by the COA Board of Directors by majority vote of a quorum, none of whom were at the time parties to such action, that such indemnification is in COA's interest.

         Pursuant to the terms of the Merger Agreement, the Certificate of Incorporation and bylaws of the Purchaser shall be the Company's governing documents upon the consummation of the Merger. The indemnification provisions in the bylaws of the Purchaser are substantially similar to the provisions contained in the COA bylaws described above.

STANDARD MUTUAL NONDISCLOSURE AGREEMENT

         On July 13, 2000, COA and the Company entered into a Standard Mutual Nondisclosure Agreement (the "Nondisclosure Agreement"). The Nondisclosure Agreement contains customary provisions pursuant to which each of the Company and COA has agreed, subject to certain exceptions, not to use, disclose or communicate to any third party and to protect the confidentiality of, confidential and proprietary knowledge and information of the other, including technical data, financial reports and data, customer, contract and employee lists and marketing and business plans, the confidentiality of which is important to the party's security and growth (the "Information"). The Information includes the Transaction and its terms, discussions relating to the Transaction and all Information provided orally or in writing or otherwise embodied in a tangible medium.

         The Nondisclosure Agreement provides, however, that either party may disclose Information to its officers, directors, employees and professional advisors with a need to know it as part of the process of evaluating and consummating the Transaction and who are bound by a duty of confidentiality to the disclosing party. In addition, the Nondisclosure Agreement does not apply to Information which: (i) is already known to the recipient; (ii) is already part of the public domain at the time of disclosure or becomes part of the public domain through no fault of recipient; (iii) becomes available to recipient from a third party who is not under obligation to the other party with respect thereto; or (iv) is independently developed by an employee or consultant of the recipient who had no knowledge or access to the Information.

         The term of the Nondisclosure Agreement is two years.

         The Nondisclosure Agreement also provides that in the event that the Transaction is not contemplated, neither party will initiate contact with or solicit the employment of any officer, director or management, marketing or professional employee of the other for a period of 18 months from the date of the Nondisclosure Agreement without the consent of the other party.

         The summary of the Nondisclosure Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the complete text of the Nondisclosure Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.


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CERTAIN BUSINESS RELATIONSHIPS

         The Company paid to the law firm Much Shelist Freed Denenberg Ament & Rubenstein, P.C., of which Jeffrey C. Rubenstein, a director of the Company, is a principal, approximately $102,670, $49,530, and $145,890 during the fiscal years ended 1998, 1999 and 2000, respectively, for legal services. In addition, the Company paid to Kenneth H. Granat, a director of the Company, approximately $6,800, $21,920 and $21,500 during the fiscal years ended 1998, 1999 and 2000, respectively, for consulting services related to the Company's efforts to explore possible merger and acquisition opportunities.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         Recommendation of the Board of Directors. At a meeting held on August 22, 2000, the Company Board (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to, and in the best interests of, the Company's stockholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) unanimously resolved to recommend that the Company's stockholders accept the Offer and tender their Shares thereunder and, if approval is required by applicable law, approve and adopt the Merger Agreement and the Merger.

THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE OFFER.

         Background of the Offer; Reasons for the Recommendation.

BACKGROUND OF THE TRANSACTION

         In July 1998, the Company engaged Morgan Keegan & Company, Inc. ("Morgan Keegan") to explore its strategic alternatives, including the possibility of a sale of the Company. On September 22, 1998, Morgan Keegan presented a report to the Company Board on its evaluation of the strategic alternatives available and, as directed by the Company Board, between September 1998 and January 1999, Morgan Keegan identified and contacted several candidates, including COA and Modtech, for potential merger with or acquisition of, the Company. On January 15, 1999, the Company Board heard a full report on the results of Morgan Keegan's contacts, including the values of and interests in the Company expressed by various companies. Based on such report, the Company Board determined that the Company should proceed further with negotiations with Modtech.

         Between January and September 1999, various representatives of the Company met with Evan Gruber, the Chief Executive Officer of Modtech, to discuss possible merger opportunities. On September 13, 1999, Modtech and the Company entered into an agreement in principle to merge the Company with Modtech. Under the terms of the agreement, the Company's stockholders were to receive common stock and cash in exchange for their shares of the Company's Common Stock. However, in November 1999, the parties mutually agreed to discontinue pursuit of a merger based on market and other conditions.

         On April 6, 2000, Mr. Gruber met with Edward Craig, the Chief Executive Officer of the Company, and inquired as to whether the Company had any continued interest in a possible merger with Modtech. As a result of these discussions, on or about June 6, 2000, Mr. Gruber submitted a proposal to acquire all of the outstanding Shares of the Company at $8.05 per Share in an all-cash transaction. The Company Board voted to accept this proposal and, on June 9, 2000, after further negotiations, Modtech and the Company signed and accepted a letter agreement. The original termination date of this letter agreement, July 10, 2000, was later extended to July 17, 2000.

         Between July 6, 2000 and July 10, 2000, the Company was approached by representatives of Acquisitor PLC ("Acquisitor") to discuss the possibility of Acquisitor submitting an alternative offer to purchase the Company.



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         On July 11, 2000, Thomas Martini, the Vice President of Finance,
Treasurer and Secretary of the Company received a telephone call from Gene Stout, the Executive Vice President of COA, to discuss the possibility of COA submitting an alternative offer to purchase the Company.

         On July 12, 2000, the Company entered into a Standard Mutual Nondisclosure Agreement with COA.

         On July 13, 2000, during a meeting of the Company Board the Company received a written proposal from Acquisitor (the "Acquisitor Proposal"). The Company also received a letter from COA during the meeting, indicating its interest in purchasing all of the Company's Shares. The letter stated that COA would furnish a per share price range subject to approval of the Board of Directors of COA by July 17, 2000.

         At the July 13, 2000 meeting, the Company Board heard Morgan Keegan's report on the various discussions and negotiations with Modtech, Acquisitor and COA, and approved and adopted the Third Amendment to the Employment Agreement between the Company and Mr. Craig. Following the meeting, the Company notified Modtech in writing of its receipt of the Acquisitor Proposal and the indication of interest from COA.

         On July 14, 2000, Mr. Craig received a memorandum from Modtech's legal counsel requesting an extension of the termination date of the letter agreement from July 17, 2000 to July 24, 2000.

         On July 17, 2000, the Company Board held a meeting at which it decided not to extend the letter agreement based on the fact that Modtech had not yet obtained a commitment for financing its purchase of the Company's Shares and that the parties had been unable to reach a definitive agreement on certain material terms and conditions of the merger. However, the Company Board agreed to continue to negotiate with Modtech toward a definitive merger agreement. The Company Board also received an update as to the status of the potential sale of the Company from Mr. Craig as well as a report on the negotiations with respect to, and the legal status of, the proposed transaction with Modtech from the Company's legal counsel. In addition, the Company Board created an Investment Committee, comprised of Kenneth Granat, as chairman, Myron Noble and David Padden, to participate in negotiations with respect to the sale of the Company. The Company Board also decided to commence an open bidding process between Modtech, Acquisitor and COA pursuant to which each bidder would be asked to submit a firm offer without a financing condition on or prior to July 28, 2000.

         The Investment Committee met immediately following the Company Board meeting on July 17, 2000 and discussed implementation of the bidding process.

         Later in the day on July 17, 2000, the Company Board received a letter from COA with a further indication of interest in acquiring all of the Company's outstanding equity interests at a price of $8.50 to $9.00 per Share subject to certain conditions.

         Between July 18 and July 31, representatives of the Company and members of the Investment Committee continued to engage in discussions with Messrs. Stout and James E. Jack, the Executive Vice President and Chief Financial Officer of COA, Duncan Soukup, a principal of Acquisitor, and Mr. Gruber, of Modtech.

         On July 21, 2000, the Company terminated its letter agreement with Modtech based on Modtech's failure to obtain financing for the transaction and the inability of the parties to reach a definitive agreement on certain material terms and conditions of the merger. However, the Company confirmed that it was continuing to engage in negotiations with Modtech toward a mutually acceptable definitive agreement of merger.

         On July 28, 2000, the Company received a written indication of interest from COA to acquire all of the outstanding shares of the Company for a cash price of $8.75 to $9.00 per Share, subject to certain conditions, including due diligence.


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         On July 31, 2000, the Investment Committee met to discuss the status of, and plans for continuing, negotiations with Modtech, Acquisitor and COA. The Company Board then met to hear reports from Mr. Craig and the Investment Committee on the status of negotiations with all three potential acquirors. The Company Board also heard reports on Mr. Craig's discussions with Modtech and COA and Mr. Granat's discussions with Acquisitor. The Company Board then agreed with the Investment Committee's suggestion that Messrs. Craig and Noble should meet with COA.

         Between August 1, 2000 and August 21, 2000, Mr. Craig, the Investment Committee and legal counsel for the Company continued to discuss terms of a potential transaction with Messrs. Stout and Jack and other representatives of COA, with Mr. Gruber of Modtech, as well as with Randy Karchmer, a Senior Vice President of Morgan Keegan.

         The Investment Committee held a telephonic meeting on August 3, 2000, which was also attended by Mr. Craig and Mr. Karchmer. At such meeting, Mr. Granat stated that Acquisitor was waiting for COA's offer, COA would make a definitive offer by August 23 and Modtech was prepared to go forward with a merger conditioned on the resolution of certain outstanding issues. The Investment Committee decided to press COA for its offer and to continue negotiating with Modtech, including determining whether Modtech had obtained a commitment for financing the purchase of the Company's outstanding Shares.

         During its next meeting held on August 22, 2000, the Company Board received from COA the Offer, together with a form of Merger Agreement. At the meeting, the Company Board also received presentations from Mr. Craig, with respect to the status of negotiations with COA and Modtech, and Mr. Granat, with respect to the status of negotiations with Acquisitor. Mr. Granat reported that although Acquisitor had continued to engage in discussions with the Company during the past several weeks, it had never performed due diligence or submitted a firm offer to acquire the Company and had opted not to submit any such offer after being advised of the proposal from COA. The Company Board also heard from the Company's legal and financial advisors regarding the Offer, the Merger and the principal terms and conditions of Merger Agreement, including the nonsolicitation and termination fee provisions thereof.

         Mr. Karchmer delivered Morgan Keegan's oral opinion to the Company Board that, as of such date, the consideration to be received by the holders of Shares of the Company's Common Stock pursuant to the Offer and the Merger as contemplated by the Merger Agreement was fair, from a financial point of view, to such holders (and such oral opinion was subsequently confirmed by delivery of the written opinion of Morgan Keegan, dated August 22, 2000).

         Based on such presentations, the Company Board determined at the August 22, 2000 meeting that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to, and in the best interests of, the Company's stockholders, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and unanimously resolved to recommend that the Company's stockholders accept the Offer and tender their Shares thereunder and, if required by applicable law, approve and adopt the Merger Agreement and the Merger.

         The Company Board then authorized legal counsel to draft an acceptance of COA's offer, dated August 22, 2000, which reflected certain changes agreed to orally between the parties during discussions that had taken place that day.

         On August 22, 2000, Mr. Craig notified Mr. Gruber that the Company had entered into an agreement with COA with respect to the Offer. Mr. Gruber responded that Modtech intended to hold the Company liable for payment of the $1 million termination fee pursuant to the June 9, 2000 letter agreement between the parties. On the same day, the Company filed a Complaint for Declaratory Judgment in the Elkhart Superior Court No. 2, in the State of Indiana requesting the Court's declaration that (i) the Company properly terminated its letter agreement with Modtech and that it had no obligation to pay the $1 million or any other amount to Modtech; and (ii) Modtech was responsible to reimburse the Company for all of the Company's reasonable fees and expenses.

         Between August 22 and August 31, 2000, the Company and COA continued to negotiate minor changes to the Merger Agreement. On August 31, 2000, the Merger Agreement was executed by COA, Parent, the Purchaser and the Company.

         On September 7, 2000, Modtech filed a Complaint against the Company in the Court of Chancery of the State of Delaware in and for New Castle County requesting damages from the Company in connection with the termination of the merger negotiations between Modtech and the Company, together with a judicial declaration that Modtech did not breach its letter agreement with the Company or discharge the Company's obligations thereunder, including payment of the $1 million termination fee, and that Modtech is entitled to payment of such fee. In addition, Modtech requested that the Court order the Company to promptly consummate a merger with Modtech at a price of $8.05 per Share and restrain the Company from taking any action in furtherance of the consummation of the Transaction with COA, Parent and the Purchaser.

         On September 20, 2000, COA commenced the Offer.

REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE COMPANY BOARD

         In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered a number of factors including those presented below:

         1. The current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved of achieving those prospects and objectives, and the current and expected conditions of the industry in which the Company's business operates.

         2. The Company's prospects if it were to remain an independent, publicly traded company, including the risks of competing against companies that have far greater resources, distribution capacity, product offerings and market reach than the Company.

         3. Presentations from Morgan Keegan and the opinion of Morgan Keegan, dated August 22, 2000, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the proposed cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. A copy of the opinion delivered by Morgan Keegan to the Company Board, setting forth the procedures followed, the matters considered and the assumptions made by Morgan Keegan in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read the opinion in its entirety. The Company Board was aware that Morgan Keegan becomes entitled to certain fees described in Item 5 upon consummation of the Offer or the Merger.

         4. The historical market prices, price to earnings ratios, recent trading activity and trading range of the Shares, including that the Offer Price represents a premium of approximately 36% over the $5.938 closing price of the Shares on the Nasdaq National Market on June 8, 2000, the last full trading day before the announcement of the transaction with Modtech. The Company Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of the value of such cash consideration compared to stock. The Company Board was aware that the consideration received by holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

         5. The fact that the Merger Agreement and the transactions contemplated thereby were the product of arms'-length negotiations between COA and its advisors and the Company Board and its advisors.

         6. The likelihood that the Company's market price performance in the foreseeable future would not substantially exceed its recent performance, considering the Company's size and the industry in which it operates.

         7. The fact that the Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration thereby enabling the Company's stockholders to obtain cash in exchange for their Shares earlier than in an alternative form of transaction.

         8. The fact that, pursuant to the Merger Agreement, between the execution of the Merger Agreement and the Effective Time of the Merger, the Company is required to obtain Parent's consent before it can take certain actions.

         9. The limited ability of Parent and the Purchaser to terminate the Merger Agreement. The Company Board also considered the likelihood of obtaining required regulatory approval under the HSR Act, and the terms of the Merger Agreement regarding the obligations of the parties to pursue such regulatory approvals.

         10. The fact that, although the Merger Agreement prohibits the Company and its representatives from soliciting acquisition proposals from third parties, the Company and its representatives may furnish to certain third parties who have submitted unsolicited acquisition proposals information concerning the Company and participate in discussions or negotiations with such third parties concerning an unsolicited proposal or offer to acquire all or substantially all of the Company's assets or Shares that the Company Board determines, in good faith based on the advice of its financial advisor, is reasonably capable of being completed, does not contain any financing or due diligence conditions and is more favorable to the Company's stockholders than the Offer and the Merger (a "Superior Proposal").

         11. The fact that the Merger Agreement permits the Company to terminate the Merger Agreement prior to the purchase of Shares by the Purchaser pursuant to the Offer to approve or recommend a Superior Proposal, provided that the Company pays Parent a termination fee of $2 million. The Company Board also considered the other circumstances under which the Company would be required to pay the $2 million termination fee to Parent. The Company Board considered the possible effect of the termination fee provisions of the Merger Agreement on third parties that might be interested in exploring an acquisition of the Company. In this regard, the Company Board recognized that Parent insisted on the termination fee as a condition to entering into the Merger Agreement.

         12. The fact that the Offer and the Merger would eliminate the opportunity for stockholders to participate in future growth and profits of the Company. Nevertheless, the Company Board concluded that this fact did not justify foregoing the receipt of the immediate cash premium presented by the $8.40 per Share portion of the Offer Price together with the possibility of receiving up to an additional $0.30 per Share in cash.

         13. The interests of certain Company directors and executive officers in the Offer and the Merger (see Item 3--Past Contacts, Transactions, Negotiations and Agreements).

         14. The fact that the stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL, whether or not a stockholder vote is required.

         The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.

         Intent to Tender. To the Company's knowledge after reasonable inquiry, all of the Company's executive officers and directors currently intend to tender all Shares held of record or beneficially (other than Shares held directly or indirectly by other public companies, as to which the Company has no knowledge) by them pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.  PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         Morgan Keegan was retained pursuant to the terms of a letter agreement, dated July 29, 1998 and amended on March 1, 1999, June 14, 2000 and August 4, 2000 (the "Morgan Keegan Engagement Letter"), to serve as the Company's exclusive financial advisor. The Company Board retained Morgan Keegan based upon Morgan Keegan's qualifications, experience and expertise. Morgan Keegan is an internationally recognized investment banking and advisory firm. Morgan Keegan, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, Morgan Keegan is a full-service securities firm engaged in securities trading, brokerage and financing activities. In the ordinary course of Morgan Keegan's trading and brokerage activities, Morgan Keegan or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of the Company or COA.

         Pursuant to the Morgan Keegan Engagement Letter, the Company paid Morgan Keegan a non-refundable cash retainer fee of approximately $50,000 in two installments following execution of the first amendment to the Engagement Letter, and agreed to pay Morgan Keegan a cash fee of $250,000 (the "Opinion Fee"), with $100,000 due upon delivery of a fairness opinion, which amount was paid by the Company on September 10, 2000, and the remaining $150,000 due upon the closing of a transfer of control of, or a material interest in, the Company or any of its businesses or all or a material amount of any of their respective assets (a "Company Sale"), which would include the transactions contemplated by the Merger Agreement.

         Under the Morgan Keegan Engagement Letter, the Company has also agreed to reimburse Morgan Keegan for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel), and to indemnify Morgan Keegan and certain related parties, and hold each of them harmless against any and all losses, claims, damages or liabilities to which such parties may become subject related to or arising out of Morgan Keegan's engagement.

         In the event of the termination of the Morgan Keegan Engagement Letter, the Company will be responsible for the reimbursement of expenses incurred by Morgan Keegan through the date of termination and payment of the Opinion Fee for a Company Sale with any of Modtech, COA or Acquisitor provided such Company Sale is concluded within 18 months of the date of such termination.

         A copy of Morgan Keegan's fairness opinion is attached as Annex A to this Schedule 14D-9 and is incorporated by reference herein. Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations in connection with the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         No transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any affiliate or subsidiary of the Company or any executive officer or director of the Company or any subsidiary or affiliate of the Company, except as follows:

         (a) On July 26, 2000, Allen Nolte, the Company's Construction Services Manager, purchased a total of 2,067 Shares of the Company's Common Stock pursuant to options granted under the Company's 1994 Stock Option Plan at an exercise price of $6.125 per Share. Mr. Nolte paid the exercise price by means of 1,500 Shares of the Company's Common Stock, valued for purposes of the transaction at $8.438 per Share, and $3.38 in cash.

         (b) On August 11, 2000, Mr. Nolte purchased a total of 2,524 Shares of the Company's Common Stock pursuant to 2,333 options granted under the Company's 1994 Stock Option Plan, and 191 options granted under the Company's 1997 Stock Option Plan. Of such 2,524 Shares, 1,133 Shares were purchased at an exercise price of $6.125 per Share, 1,200 Shares were purchased at an exercise price of $6.375 per Share and 191 Shares were purchased at an exercise price of $7.50 per Share. Mr. Nolte paid the exercise prices by means of 2,067 Shares of the Company's Common Stock, valued for purposes of the transactions at $7.75 per Share, and $2.88 in cash.

         (c) On July 17, 2000, Dan Berdahl, the Plant Manager of the Company's Sioux Falls, South Dakota plant, purchased a total of 1,600 Shares of the Company's Common Stock pursuant to options granted under the Company's 1994 Stock Option Plan at an exercise price of $3.25 per Share. Mr. Berdahl paid the exercise prices by means of 630 Shares of the Company's Common Stock, valued for purposes of the transactions at $8.25 per Share, and $2.50 in cash.

         (d) On September 13, 2000, Steven Graver, a former director of the Company, purchased a total of 9,000 Shares of the Company's Common Stock, 3,000 of which were purchased pursuant to options granted under the Company's 1991 Stock Option Plan at an exercise price of $6.395 per Share, 3,000 of which were purchased pursuant to options granted under the Company's 1997 Stock Option Plan at an exercise price of $7.25 per Share and 3,000 of which were purchased pursuant to options granted under the Company's 1997 Stock Option Plan at an exercise price of $6.125 per Share. Mr. Graver paid the aggregate exercise price of all such options in cash.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;
(ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

         Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Company Board, agreements in principal, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

DELAWARE GENERAL CORPORATION LAW SECTION 253

         Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a meeting of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a meeting of the Company's stockholders will be required under the DGCL to effect the Merger. Upon successful completion of the Offer, the Purchaser would have a sufficient number of Shares to approve the Merger without the vote of any other stockholder of the Company.

DELAWARE GENERAL CORPORATION LAW SECTION 203

         As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares) or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of such Section 203, the Company Board has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger.

SECTION 14(f) INFORMATION STATEMENT

         The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of stockholders.

ANTITRUST

         Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to such requirements.

         Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15 calendar day waiting period following the filing by COA of a Notification and Report Form with respect to the Offer. Such filing was made on September 18, 2000. The Antitrust Division or the FTC may extend the waiting periods of such filing by requesting additional information and documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after COA has substantially complied with such request. Although the Company is required to file certain information with the Offer, because this filing is being made in a tender offer context, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division for additional information or documentary material will extend the waiting period.

         The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of acquisition transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including, in the case of the Transaction, seeking divestiture of Shares so acquired or divestiture of substantial assets of COA, Parent, the Purchaser or the Company or any of their respective subsidiaries. State attorneys general may bring such actions under certain circumstances. While the Company does not believe that the acquisition of

Shares by the Purchaser will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

APPRAISAL RIGHTS

         No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares who have not voted in favor of the Merger or consented thereto in writing may have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon any valuation method or combination of methods the Delaware court deems appropriate. The value so determined could be more or less than the Offer Price.

         If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to the Purchaser of a written withdrawal of his or her demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

         Stockholders who wish to exercise appraisal rights in connection with the Merger do not need to take any action at this time. If the Offer is consummated, the Company will distribute to the remaining stockholders additional information on the procedures to be followed to perfect their appraisal rights.

CERTAIN LEGAL MATTERS

         On August 22, 2000, the Company filed a Complaint for Declaratory Judgment in the Elkhart Superior Court No. 2, in the State of Indiana requesting the Court's declaration that (i) the Company properly terminated its letter of agreement, dated June 9, 2000, with Modtech regarding a merger of the Company with and into a subsidiary of Modtech and that the Company had no obligation to pay a $1 million termination fee or any other amount to Modtech and (ii) Modtech was responsible to reimburse the Company for all of the Company's reasonable fees and expenses. The Complaint was in response to a telephone conversation during which Edward Craig, the Chief Executive Officer of the Company, notified Evan Gruber, the Chief Executive Officer of Modtech, that the Company had entered into an agreement with COA with respect to the Offer and the Merger and Mr. Gruber's assertion that Modtech intended to hold the Company liable for payment of the $1 million termination fee pursuant to the letter of agreement.

         On September 7, 2000, Modtech filed a Complaint against the Company in the Court of Chancery of the State of Delaware in and for New Castle County requesting damages from the Company in connection with the termination of the merger negotations between Modtech and the Company, together with a judicial declaration that Modtech did not breach its letter agreement with the Company or discharge the Company's obligations thereunder, including payment of the $1 million termination fee, and that Modtech is entitled to payment of such fee. In addition, Modtech requested that the Court order the Company to promptly consummate a merger with Modtech at a price of $8.05 per Share and restrain the Company from taking any action in furtherance of the consummation of the Transaction with COA, Parent and the Purchaser.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.    DESCRIPTION
-----------    -----------

(a)(1)         Letter to Stockholders dated September 20, 2000 from Edward C.
               Craig*

(a)(2) Opinion of Morgan Keegan dated August 22, 2000 (included as, and incorporated by reference to, Annex A attached hereto)*

(a)(3) Press release issued by the Company dated August 23, 2000 (incorporated by reference to the Schedule 14D-9 filed with the Commission by the Company on August 24, 2000)

(a)(4) Offer to Purchase dated September 20, 2000 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of COA and the Purchaser filed with the Commission on September 20, 2000)

(a)(5)         Letter of Transmittal (incorporated by reference to Exhibit
               (a)(1)(ii) to the Schedule TO of COA and the Purchaser filed with the Commission on September 20, 2000)

(a)(6) Information Statement of the Company, dated September 20, 2000 (included as, and incorporated by reference to, Annex B attached hereto)*

(e)(1) Agreement and Plan of Merger, dated as of August 22, 2000, by and among the Company, COA, Parent and the Purchaser (incorporated by reference to Exhibit 99.1 to COA's Current Report on Form 8-K filed with the Commission on September 6, 2000)

(e)(2)(i) Employment Agreement, dated February 29, 1996, between the Company and Edward C. Craig (incorporated by reference to Exhibit
               10.57 to the Annual Report on Form 10-K for the fiscal year ended June 29, 1996 filed with the Commission by the Company on September 23, 1996)

(e)(2)(ii) First Amendment to Employment Agreement, dated October 22, 1997, between the Company and Edward C. Craig (incorporated by reference to Exhibit 10.68 to the Annual Report on Form 10-K for the fiscal year ended June 27, 1998 filed with the Commission by the Company on September 24, 1998)

(e)(2)(iii) Second Amendment to Employment Agreement, dated September 22, 1998, between the Company and Edward C. Craig (incorporated by reference to Exhibit 10.70 to the Annual Report on Form 10-K for the fiscal year ended July 3, 1999 filed with the Commission by the Company on September 20, 1999)

(e)(2)(iv) Third Amendment to Employment Agreement, dated July 10, 2000, between the Company and Edward C. Craig*

(e)(3) Form of Employment Agreement between the Company, COA and each of nine key employees of the Company*

(e)(4) Standard Mutual Nondisclosure Agreement, dated July 12, 2000, between the Company and COA*

------------------
*Copy attached to this Schedule 14D-9 filed with the Commission and available to stockholders at no expense by calling the Company's principal executive offices at (219) 295-1214.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              MILLER BUILDING SYSTEMS, INC.



                                              By:  /s/ Edward C. Craig
                                              ---------------------------
                                              Name:  Edward C. Craig
                                              Title: Chief Executive Officer

Dated:  September 20, 2000

                                                                         ANNEX A


                                 [LETTERHEAD OF]

                          MORGAN KEEGAN & COMPANY, INC.


August 22, 2000

Board of Directors
Miller Building Systems, Inc.
Attn:  Edward C. Craig
58120 County Road 3 South
Elkhart, IN  46515

Gentlemen:

The Board of Directors of Miller Building Systems, Inc. ("Miller" or the "Company") has requested our opinion as to the fairness, from a financial point of view, to the Company's shareholders of the consideration to be paid by Coachmen Industries, Inc. ("Coachmen" or the "Buyer") for shares of Miller common stock. You have advised us that pursuant to the draft Agreement and Plan of Merger among Miller, COA Housing Group and [Delaware] Miller Acquisition Corporation (the "Agreement"), the proposed transaction would be effected as a cash tender offer of $8.40 per share for the common shares of Miller plus up to an additional $0.30 per share provided that certain conditions are met by Miller on the terms set forth in the Agreement (the "Transaction").

In connection with our opinion, we have (1) participated in discussions with various members of management and representatives of the Company concerning the Company's historical and current operations, financial condition and prospects and strategic objectives; (2) reviewed historical financial and operating data that was furnished to us by the Company relating to its business; (3) reviewed internal financial analyses, financial and operating forecasts, reports and other information prepared by officers and representatives of the Company relating to its business; (4) reviewed certain publicly available information with respect to certain other companies in lines of business that we believe to be generally comparable to those of the Company and the trading markets for such other companies' securities; (5) reviewed certain publicly available information concerning the financial terms of certain other transactions that we deemed relevant to our inquiry; (6) reviewed the financial terms of the Agreement; and
(7) undertaken such other studies, analyses and investigations, and considered such other information, as we deemed relevant.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us. We have not been engaged to, and have not attempted to, independently verify any of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate of misleading.

With respect to the financial and operational forecasts made available to us by the management of the Company and used in our analysis, we have assumed that such financial and operational forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the matters covered thereby. We have not been engaged to assess the achievability of such projections or the assumptions on which they were based and express to view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets or liabilities of the Company nor have we been furnished with any such evaluation or appraisal.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the consideration to be paid to shareholders of the Company in connection with the Transaction and does not address the underlying business decision to effect the Transaction or any other terms of the Transaction. We have also assumed that the conditions to the Transaction as set forth in the Agreement would be satisfied, without any waiver or modification thereof, and that the Transaction would be consummated on a timely basis in the manner contemplated by the Agreement. In addition, we are not expressing any opinion as to the prices at which the Company's common stock may trade following the date of this opinion.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In the ordinary course of our business, we may actively trade in the equity securities of the Company for our own account and the accounts of our customers and, accordingly, may at any time hold a significant long or short position in such securities.

Our opinion is rendered to the Board of Directors of Miller in connection with its consideration of the Transaction and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote in connection with the Transaction. This letter may not be disclosed or otherwise referred to without our prior written consent in each instance, except as may be required by law or a court of competent jurisdiction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the consideration to be paid in connection with the Transaction is fair, from a financial point of view, to the Company's shareholders.

Yours very truly,

/s/ Morgan Keegan & Company, Inc.

Morgan Keegan & Company, Inc.

                                                                         ANNEX B

                          MILLER BUILDING SYSTEMS, INC.
                            58120 COUNTY ROAD 3 SOUTH
                             ELKHART, INDIANA 46517

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

         This information statement ("Information Statement") is being mailed on or about September 20, 2000, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Miller Building Systems, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to seats on the Board of Directors of the Company (the "Company Board").

         On September 20, 2000, the Company, Coachmen Industries, Inc., an Indiana corporation ("COA"), COA Housing Group, Inc., an Indiana corporation and a wholly-owned subsidiary of COA ("Parent"), and Delaware Miller Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Parent will cause the Purchaser to commence a cash tender offer (the "Offer") for all of the outstanding Shares at a price of $8.40 per Share plus a future right to receive up to $0.30 per Share, in the event that the Company obtains a release from Modtech Holdings, Inc. ("Modtech") of any claim it might have against the Company to a payment resulting from the Company's termination of its agreement with Modtech, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

         As more fully described below, the Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer, Parent will be entitled to designate up to such number of directors (the "Parent Designees") to the Company Board as will give Parent representation proportionate to the Purchaser's ownership interest of Shares. The Merger Agreement requires the Company to promptly take such actions as necessary to cause the Parent Designees to be elected to the Company Board. This Information Statement is required by
Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

         The information contained in this Information Statement concerning Parent and the Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information. Capitalized terms used and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

         You are urged to read this Information Statement carefully. You are not, however, required to take any action.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

         The Merger Agreement provides that promptly upon the purchase by the Purchaser of outstanding Shares pursuant to the Offer (the "Tender Offer Purchase Time") and from time to time thereafter, if the Minimum Condition has been met, Parent shall be entitled to designate up to such number of directors as Parent Designees, rounded up to the next whole number, on the Company Board as will give Parent representation on the Company Board equal to the product of the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to this paragraph) and the percentage that such number of Shares so purchased bears to the total number of outstanding Shares on a fully-diluted basis, and the Company shall, upon request by Parent, promptly, at the Company's election, either increase the size of the Company Board or secure the resignation of such number of directors as is necessary to enable the Parent Designees to be elected to the Company Board and to cause the Parent Designees to be so elected and to constitute at all times after the Tender Offer Purchase Time a majority of the Company Board. The Merger Agreement further provides that at such times, the Company shall cause the individuals designated by Parent to constitute the same percentage as is on the Company Board of: (i) each committee of the Company Board (other than any committee of the Company Board established to take action under the Merger Agreement); (ii) each board of directors of each subsidiary of the Company; and
(iii) each committee of each such board of directors.

         Parent's right to appoint the Parent Designees to the Company Board without a meeting of the stockholders of the Company shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company has agreed that it will promptly take all actions, as Section 14(f) and Rule 14f-1 require, in order to fulfill its obligations under the Merger Agreement. Parent has agreed to supply to the Company in writing information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

         Parent has informed the Company that it will select the Parent Designees from among Claire Skinner (age 46), John T. Trant (age 61), James E. Jack (age 59) and Richard M. Lavers (age 53), each of whom is a director or executive officer of Parent. Information concerning those persons is contained in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. Such information is incorporated herein by reference.

         Parent has also informed the Company that each of such persons has consented to act as a director of the Company if so designated. It is expected that none of the Parent Designees will receive any compensation for services performed in his or her capacity as a director of the Company.

         Based solely on the information set forth in the Offer of Purchase, none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of Parent and the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent and the Purchaser that, to the best of Parent's and the Purchaser's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Offer to Purchase.

CERTAIN INFORMATION CONCERNING THE COMPANY

         The Shares constitute the only class of voting securities of the Company. The holders of Common Stock are entitled to one vote per Share. There were 3,074,092 Shares of Common Stock outstanding as of September 1, 2000.

COMMON STOCK OWNERSHIP OF MANAGEMENT AND OTHER BENEFICIAL HOLDERS

         The following table sets forth certain information with respect to the beneficial ownership of the Common Stock, as of September 1, 2000, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) the Company's Chief Executive Officer and the other two most highly compensated executive officers (the "Named Executive Officers"), (iii) each of the Company's directors and (iv) all of the directors and executive officers of the Company as a group.

NAME AND ADDRESS OF           SHARES OF COMMON STOCK         PERCENT OF COMMON
BENEFICIAL OWNER (1)            BENEFICIALLY OWNED           STOCK OUTSTANDING
--------------------            ------------------           -----------------

Dimensional Fund
Advisors, Inc.
1299 Ocean Avenue,
11th Floor
Santa Monica, CA 90401             278,800 (2)                      9.1

Loeb Partners Group
61 Broadway, Suite 2450
New York, NY  10006                238,700 (3)                      7.8

Ronald L. Chez
555 West Madison
Suite 3508, Tower I
Chicago, IL 60661                  214,400                          7.0

Edward C. Craig                    315,873 (4)                      9.6

Rick J. Bedell                       8,812 (5)                       *

Thomas J. Martini                   15,490 (6)                       *

David E. Downen                     45,100 (7)                      1.5

Kenneth H. Granat                  112,012 (8)                      3.6

William P. Hall                     24,000 (9)                       *

Myron C. Noble                      19,000 (10)                      *

David H. Padden                     94,000 (11)                     3.0

Jeffrey C. Rubenstein               59,166 (12)                     1.9

All directors and executive
officers as a group (9 persons)    701,351 (13)                    22.8

--------------------
* Indicates ownership of less than 1% of Common Stock.

(1) The address of each person listed above, unless noted otherwise, is c/o Miller Building Systems, Inc., 58120 County Road 3 South, Elkhart, Indiana 46517.

(2) Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment advisor, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other investment vehicles, including commingled group trusts. (These investment companies and investment vehicles are the "Portfolios.") In its role as investment advisor and investment manager, Dimensional possesses both voting and investment power over the 278,800 shares of Common Stock. All 278,800 shares of Common Stock are owned by the Portfolios, and Dimensional disclaims beneficial ownership of such shares.

(3) Loeb Partners Corporation ("LPC") is a registered broker/dealer and a registered investment advisor. Loeb Arbitrage Fund ("LAF") is a registered broker/dealer. LPC beneficially owns 26,520 shares of Common Stock with sole voting and dispositive power over 14,033 shares and shared voting and dispositive power over 12,847 shares of Common Stock. LAF beneficially owns 212,180 shares of Common Stock over which it has sole voting and dispositive power.

(4) Includes 230,000 shares of Common Stock which may be acquired through the exercise of stock options within 60 days of September 1, 2000.

(5) Includes 5,200 shares of Common Stock which may be acquired through the exercise of stock options within 60 days of September 1, 2000.

(6) Includes 8,600 shares of Common Stock which may be acquired through the exercise of stock options within 60 days of September 1, 2000.

(7) Includes 20,000 shares of Common Stock which may be acquired through the exercise of stock options within 60 days of September 1, 2000.

(8) Includes 6,000 shares of Common Stock which may be acquired through the exercise of stock options within 60 days of September 1, 2000. Also includes 101,012 shares which are owned by Trigran Investments, L.P. ("Trigran"), of which Mr. Granat is a limited partner. Trigran has sole voting and dispositive power with respect to such shares. Mr. Granat is also an officer and director of Trigran Investments, Inc., which is a general partner of Trigran. Also includes 5,000 shares which are held in a trust, of which Mr. Granat is the beneficiary. The trust is a partner in GT Partnership which has sole voting and dispositive power.

(9) Includes 19,000 shares of Common Stock which may be acquired through the exercise of stock options within 60 days of September 1, 2000.

(10) Includes 9,000 shares of Common Stock which may be acquired through the exercise of stock options within 60 days of September 1, 2000.

(11) Includes 27,000 shares of Common Stock which may be acquired through the exercise of stock options within 60 days of September 1, 2000.

(12) Includes 27,000 shares of Common Stock which may be acquired through the exercise of stock options within 60 days of September 1, 2000.

(13) Includes 354,600 shares of Common Stock which may be acquired through the exercise of stock options within 60 days of September 1, 2000.

DIRECTORS OF THE COMPANY

         The By-Laws of the Company provide that the Company Board shall consist of the number of directors to be determined from time to time by resolution of the Company Board. The Company Board has fixed the number of directors of the Company at seven. The Company's By-Laws provide that the Company Board shall be divided into three classes, each of which serves for three years, with one class being elected each year.

         The following table sets forth certain information with respect to the individuals who are currently serving as directors of the Company (including age as of the date hereof, current principal occupation or employment and employment history). Unless otherwise noted, each director has been engaged in his present principal occupation for at least the past five years and is a citizen of the United States.

                                   DIRECTORS--
                             TERMS EXPIRING IN 2000

         DAVID H. PADDEN, age 72, has been a director of the Company since April 1983. Mr. Padden has been President of Padden & Co., Inc., a municipal bond dealer based in Chicago, since 1963.

         JEFFREY C. RUBENSTEIN, age 58, has been a director of the Company since April 1983. Mr. Rubenstein has been a principal of the law firm of Much Shelist Freed Denenberg Ament & Rubenstein, P.C. since June 1991. From March 1989 until May 1991, Mr. Rubenstein was of counsel to the law firm of Sachnoff & Weaver, Ltd., an Illinois professional corporation. From March 1988 until January 1989, Mr. Rubenstein was President of Medical Management of America, Inc., a management services company for health care providers. From November 1966 until March 1988, Mr. Rubenstein was a principal of the law firm Sachnoff, Weaver & Rubenstein, Ltd. Mr. Rubenstein is a director of Home Products International, Inc. and Vita Foods, Inc., each of which is a publicly-held company, and of a privately held firm.

                                   DIRECTORS--
                             TERMS EXPIRING IN 2001

         DAVID E. DOWNEN, age 59, has been a director of the Company since November 1986. Mr. Downen has been a Principal of Prairie Capital Services, Inc., an investment banking firm, since March 1993. Mr. Downen was Managing Director and Executive Vice President from March 1991 until December 1992, and Co-manager from October 1985 until February 1991, in the Corporate Finance Department of Kemper Securities Group, Inc. (formerly Blunt Ellis & Loewi Incorporated).

         KENNETH H. GRANAT, age 54, has been a director of the Company since August 28, 1998. Mr. Granat has also been a director of Langer Biomechanics Group since January 1995. Langer Biomechanics Group is a publicly traded company on the Nasdaq Stock Market. Since 1987, Mr. Granat has been Chief Executive Officer of Active Screw & Fastener Company, a company engaged in the full-line distribution of fasteners and related products with plants in Elk Grove Village, Illinois; Tucson, Arizona and Charlotte, North Carolina. Since 1991, he has been Vice President and a Director of Trigran Investments, Inc., located in Deerfield, Illinois, the general partner and investment advisor for Trigran Investments, L.P. Mr. Granat holds a J.D. from the University of Illinois College of Law and a B.B.A. in business administration from the University of Michigan.

         WILLIAM P. HALL, age 76, has been a director of the Company since October 1984. Mr. Hall has been retired since 1985 and is a part-time management consultant.

                                   DIRECTORS--
                             TERMS EXPIRING IN 2002

         EDWARD C. CRAIG, age 65, became the Chief Executive Officer of the Company effective July 3, 1994 and Chairman of the Company Board on July 1, 1999, and previously served as the Vice

Chairman of the Company Board from July 3, 1994 to June 30, 1999. Mr. Craig also served as President of the Company from August 11, 1994 through June 30, 2000. From July 1991 until April 1994, Mr. Craig was President and Chief Executive Officer of IBG, a modular housing company. From April 1986 to July 1991, Mr. Craig was President of Ryland Building Systems, a division of Ryland Homes, Inc.

         MYRON C. NOBLE, age 62, became a director of the Company effective July 1, 2000. Mr. Noble is the President of PIROD, a manufacturer of telecommunications structures based in Plymouth, Indiana. Mr. Noble graduated from Purdue University in 1959 with a B.S. in engineering.

OTHER INFORMATION CONCERNING CURRENT DIRECTORS

         2000 BOARD MEETINGS

         The Company Board held seven meetings during the 2000 fiscal year. All of the directors attended at least 75% of the meetings of the Company Board and the committees on which they served.

         COMMITTEES

         Audit Committee. The Audit Committee consists of three directors. It is the responsibility of the Audit Committee to recommend each year to the Company Board independent accountants to audit the financial statements of the Company, and to oversee the activities of the independent accountants including the scope of the audit, any non-audit related assignments, fees, independence of the accountants, results of the audit and the effectiveness of the Company's internal accounting controls. The Audit Committee met two times in the 2000 fiscal year. Members of the Audit Committee are David E. Downen (Chairman), David H. Padden and Jeffrey C. Rubenstein.

         Compensation Committee. The Compensation Committee consists of four directors. It is the responsibility of the Compensation Committee to make recommendations to the Company Board with respect to the salaries, incentive compensation and related benefits of officers and employees of the Company and administer the Company's stock option plans. The Compensation Committee met two times in the 2000 fiscal year. Members of the Compensation Committee are William
P. Hall (Chairman), David E. Downen, Kenneth H. Granat and Myron C. Noble.

         Nominating Committee. The Company's Nominating Committee is not a standing committee but is formed each year by action of the Company Board with the objective of recommending directors for election at the annual meeting of stockholders. The most recent Nominating Committee, formed on August 22, 2000, was comprised of Edward C. Craig (Chairman), Kenneth H. Granat, David H. Padden and Jeffrey C. Rubenstein. The Nominating Committee will consider nominees recommended by stockholders. Stockholders desiring to recommend a nominee should make such recommendation in writing, stating the name, address and principal business occupation of the nominee for the last five (5) years, and mail such recommendation to the Company's principal office at 58120 County Road 3 South, Elkhart, Indiana 46517, by April 20 of each year. The Nominating Committee for the 2000 fiscal year met one time.

         DIRECTOR COMPENSATION

         Directors who are not employees of the Company receive an annual fee of $4,000. Each non-employee director also receives a fee of $1,000 for each Company Board meeting attended and $100 for committee meetings attended on the same day as a meeting of the Company Board and $250 for committee meetings attended on other days. Each non-employee director also receives reimbursement of reasonable expenses relating to attendance at meetings. Directors who are full-time employees of the Company receive no fees for service on the Company Board.

EXECUTIVE OFFICERS OF THE COMPANY

         The names of the executive officers who are not also directors of the Company, their ages and certain information about them are set forth below:

         RICK J. BEDELL, age 48, became the President of the Company effective July 1, 2000. From July 1, 1998 through June 30, 2000, Mr. Bedell served as the Executive Vice President of the Company. Mr. Bedell joined the Company in January 1989 as a Corporate Sales Manager and became Vice President and General Manager of the Western Division in February 1990. In November 1996, he became Vice President of the Company's Kansas operation. Previously, Mr. Bedell worked for Modulaire Industries, PBS Building Systems, Inc. and Meridian Corporation in various management positions.

         THOMAS J. MARTINI, age 52, became the Vice President of Finance of Miller in July 1994. Mr. Martini was elected Secretary and Treasurer of Miller on April 28, 1992 and has been the Chief Financial Officer of Miller since February 1991.

EXECUTIVE COMPENSATION

         The following table sets forth information concerning the compensation of the Named Executive Officers, which includes the Chief Executive Officer and each other executive officer of the Company whose aggregate compensation for services in all capacities rendered during the fiscal year ended July 1, 2000 exceeded $100,000.

                       Annual Compensation             Long-Term
                       -------------------             ---------
                                                       Compensation
                                                       ------------
                                                       Awards
                                                       ------
                       Fiscal                          Securities      All Other
                       ------                          ----------      ---------
Name and Principal     Year      Salary      Bonus     Underlying      Compensation (1)
------------------     ----      ------      -----     ----------      ------------
Position               Ended       ($)        ($)      Options (#)          ($)
--------               -----                           -------
Edward C. Craig,       2000     $200,000   $ 99,329        -              $1,000
Chairman and Chief     1999      200,000     10,000        -                 500
Executive              1998      200,000     20,000    175,000               500
Officer

Rick J. Bedell         2000     $124,615   $589,443     27,000            $1,000
President              1999      120,000     10,000      3,000               500
                       1998       79,385     20,000      2,000               500

Thomas J. Martini      2000     $ 95,538   $ 48,070      2,000            $1,000
Vice President of      1999       90.731     10,000      3,000               500
Finance, Secretary     1998       85,077     25,500      2,000               500
And Treasure

-------------------
(1) Represents the value of the Company's contribution to the non-qualified deferred compensation plan.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

         The following table provides information on option grants in fiscal 2000 to the Named Executive Officers.

                                                                                   Potential Realizable
                                                                                     Value at Assumed
                                                                                      Annual Rates of
                  Number of          % of Total                                       of Stock Price
                  Securities           Options                                       Appreciation For
                  Underlying         Granted to       Exercise                        Option Term (1)
                    Options         Employees in        Price       Expiration        ---------------
Name              Granted (#)      Fiscal Year(2)     ($/Share)       Date(3)         5%($)    10%($)
----              -----------      --------------     ---------       -------         -----    ------
Rick J. Bedell     27,000(3)            36.0%           $4.88       01/05/2006       $44,765  $101,557

Thomas J. Martini   3,000(3)             6.2             4.88       01/05/2006         3,314     7,523

---------------
(1) Potential realizable value is based on an assumption that the price of the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the option term. These numbers are calculated based on the requirements of the Securities and Exchange Commission the "Commission") and do not reflect the Company's estimate of future stock price performance.

(2) The Company granted options representing a total of 75,000 shares to employees in fiscal 2000.

(3) The options were granted on January 5, 2000 and, to the extent of one-fifth of the shares each year, become exercisable over a five-year period which commenced on January 5, 2001.

OPTION EXERCISES AND HOLDINGS

         The following table provides information on option exercises in fiscal 2000 by the Named Executive Officers and the value of such Named Executive Officer's unexercised options at July 1, 2000.


                                                     Number of Securities           Value of Unexercised
                                                     --------------------           --------------------
                     Shares                         Underlying Unexericsed              In-the-Money
                     ------                         ----------------------              ------------
                    Acquired        Value                 Options at                     Options at
                    --------        -----                 ----------                     ----------
                  On Exercise     Realized         August 21, 2000 (#)(2)         August 21, 2000 ($)(3)
                  -----------     --------         ----------------------         ----------------------
Name                  (#)          ($) (1)        Exercisable Unexercisable      Exercisable Unexercisable
----                  ---          -------        -------------------------      ----------- -------------
Edward C. Craig        -              -             230,000         -              $195,938        -

Rick J. Bedell       2,200            -               5,200      32,800               6,888     75,425

Thomas J. Martini       -             -               8,600       7,600              16,950      8,050

----------------------------------
(1) Value realized is calculated by subtracting the exercise price of each option exercised from the market value of shares of Common Stock underlying each option at the exercise date. The value realized does not necessarily indicate that the optionee sold such shares.

(2) Future exercisability is subject to vesting and the optionee remaining employed by the Company.

(3) Value is calculated by subtracting the exercise price of each option from the market value of the shares of Common Stock underlying each option at fiscal year-end. Fair market value is calculated based on the average high and low "sales" price of shares of the Common Stock as reported on the Nasdaq National Market on that date of $7.56 per share. There is no guarantee that if and when these options are exercised they will have this value.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

         On July 10, 2000, the Company entered into an amendment to the Employment Agreement between the Company and Edward C. Craig dated February 29, 1996, as amended on October 22, 1997 and September 22, 1998, which the parties have agreed to amend further prior to the Effective Time of the Merger (as amended following the Effective Time, the "Craig Agreement"). The Craig Agreement provides that Mr. Craig shall be employed by the Company as its Chairman of the Board and Chief Executive Officer through September 30, 2000 and shall be paid an annual base salary of $200,000 for the years 2000 and 2001. In addition, the Company shall pay a special bonus to Mr. Craig in an amount equal to $28,000, by the end of each of fiscal years 2001 and 2002.

         The Craig Agreement also provides that Mr. Craig shall be paid (a) $115,000 on or before December 31, 2001; (b) $115,000 on or before December 31, 2002; and (c) $50,000 on or before December 31, 2003, as remuneration for past consulting services Mr. Craig rendered to the Company (collectively, "Deferred Compensation").

         The Craig Agreement further provides that the expiration of Mr. Craig's stock options will not occur until all payments of Deferred Compensation are made to Mr. Craig, but in no event shall the expiration occur earlier than three years from the Effective Time.

         Pursuant to the Craig Agreement, Parent and the Company will be jointly responsible for payment of all monies under the Craig Agreement.

         The Craig Agreement also contains a provision prohibiting Mr. Craig from disclosing confidential information to third parties.

         In addition, the Company shall pay special bonuses to each of Rick J. Bedell, the President of the Company, and Thomas J. Martini, the Vice President of Finance, Secretary and Treasurer of the Company, in amounts equal to $14,000 each per year, for the fiscal years 2001 and 2002. All payments of such special bonuses shall become immediately due and payable upon any action indicating that a Change in Control will occur immediately. For purposes of such special bonuses, the meaning of the term "Change in Control" includes the consummation of the transactions contemplated by the Merger Agreement.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

         It is the responsibility of the Compensation Committee to make recommendations to the Company Board with respect to salaries, cash bonus incentives and stock options. The Compensation Committee's determination as to how and in what amount to compensate each executive officer is based upon three Company policies. The first policy is to pay executives competitively to attract, retain and motivate a high-quality senior management team. The second policy is to link compensation to the attainment by each executive officer of individual performance objectives. The third policy is to encourage a performance oriented environment by linking the financial interests of executive officers with stockholder value.

         Base Salary. The Compensation Committee's determination of each executive officer's base salary is designed to satisfy the policy of paying executive officers competitively to attract, retain and motivate a high-quality senior management team. The base salary of each executive officer is determined by factors including, but not limited to, the individual's level of responsibility, and base salaries paid by companies of a similar size, type and geographic location.

         Bonuses. The Compensation Committee's determination of each executive officer's bonus is designed to satisfy the policy of linking compensation to the attainment by each executive officer of individual performance and group performance objectives. Each executive officer is entitled to a discretionary bonus based upon pre-tax earnings from continuing operations (excluding non-recurring gains, profits, and losses) for the Company as a whole.

         Stock Options. The granting of stock options is designed to encourage a performance-oriented environment by linking the financial interests of executive officers with stockholder value. The stock options are granted pursuant to the provisions of the 1997 Stock Option Plan, 1994 Stock Option Plan and 1991 Stock Option Plan.

         Deferred Compensation Plan. The Deferred Compensation Plan provides each executive officer with the opportunity to defer certain pre-tax compensation amounts into a trust to provide for the executive officers retirement. The Company will match the employee's contribution up to 50% of the first $1,000 of deferred compensation. Administrative expenses of the plan are paid by the Company.

         Compensation of the Chief Executive Officer. The compensation for Edward C. Craig, Chief Executive Officer, is determined under the terms of the Craig Agreement. His compensation in fiscal 2000 consisted of a base salary in the amount of $200,000 plus a bonus based on pre-tax profits generated from continuing operations (excluding non-recurring gains, profits, and losses) ("Pre-Tax Profits") of the Company. This is a discretionary bonus as recommended by the Compensation Committee based on the fiscal year end results. The terms of the Craig Agreement are described in "Employment and Severance Arrangements" above.

                   Compensation Committee of the Company Board
                                 William P. Hall
                                 David E. Downen
                                Kenneth H. Granat
                                 Myron C. Noble

PERFORMANCE GRAPH

         The following graph compares the five-year cumulative total return on the Common Stock to the five-year cumulative total returns on the NASDAQ Stock Market (U.S.) and a Company constructed industry peer group index.

                         COMPARATIVE FIVE-YEAR RETURNS*
      MILLER BUILDING SYSTEMS, INC., NASDAQ STOCK MARKET (U.S.), PEER GROUP

                     (Performance results through 6/30/2000)


                                    [GRAPH]


                                   1995        1996         1997         1998        1999        2000
Miller Building Systems, Inc.     $100.0     $212.50      $266.67      $300.00     $195.83     $241.67
NASDAQ U.S.                        100.0      128.39       156.15       205.58      296.02      437.30
PEER GROUP                         100.0      152.22       156.50       225.28      165.17      137.21


         A $100 investment made on June 30, 1995, and reinvestment of all dividends is assumed. Returns are at June 30 of each year. The Company constructed industry peer group consists of Modtech Holdings, Inc., NCI Building Systems, Inc. and Butler Manufacturing Company. Each company's stock performance is weighted by its relative market capitalization.

*Cumulative total return assumes reinvestment of dividends.

CERTAIN BUSINESS RELATIONSHIPS

         Jeffrey C. Rubenstein, a director of the Company, is principal of the law firm Much Shelist Freed Denenberg Ament & Rubenstein, P.C. ("Much Shelist"), which the Company has retained during the last fiscal year and proposes to retain during the current fiscal year. The Company paid to Much Shelist approximately $102,670, $49,530 and $145,890 during the fiscal years ended 1998, 1999 and 2000, respectively, for legal services. In addition, the Company paid to Kenneth H. Granat, a director of the Company, approximately $6,800, $21,920 and $21,500 during the fiscal years ended 1998, 1999 and 2000, respectively, for consulting services related to the Company's efforts to explore possible merger and acquisition opportunities.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's directors, executive officers and holders of more than 10% of the Company's Common Stock to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. The Company believes that during the fiscal year ended July 1, 2000 its directors, executive officers and holders of more than 10% of the Company's Common Stock complied with all Section 16(a) filing requirements.

                                INDEX TO EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------

(a)(1)         Letter to Stockholders dated September 20, 2000 from Edward C.
               Craig*

(a)(2) Opinion of Morgan Keegan dated August 22, 2000 (included as, and incorporated by reference to, Annex A attached hereto)*

(a)(3) Press release issued by the Company dated August 23, 2000 (incorporated by reference to the Schedule 14D-9 filed with the Commission by the Company on August 24, 2000)

(a)(4) Offer to Purchase dated September 20, 2000 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of COA and the Purchaser filed with the Commission on September 20, 2000)

(a)(5)         Letter of Transmittal (incorporated by reference to Exhibit
               (a)(1)(ii) to the Schedule TO of COA and the Purchaser filed with the Commission on September 20, 2000)

(a)(6) Information Statement of the Company dated September 20, 2000 (included as, and incorporated by reference to, Annex B attached hereto)*

(e)(1) Agreement and Plan of Merger, dated as of August 22, 2000, by and among the Company, COA, Parent and the Purchaser (incorporated by reference to Exhibit 99.1 to COA's Current Report on Form 8-K filed with the Commission on September 6, 2000)

(e)(2)(i) Employment Agreement, dated February 29, 1996, between the Company and Edward C. Craig (incorporated by reference to Exhibit
               10.57 to the Annual Report on Form 10-K for the fiscal year ended June 29, 1996 filed with the Commission by the Company on September 23, 1996)

(e)(2)(ii) First Amendment to Employment Agreement, dated October 22, 1997, between the Company and Edward C. Craig (incorporated by reference to Exhibit 10.68 to the Annual Report on Form 10-K for the fiscal year ended June 27, 1998 filed with the Commission by the Company on September 24, 1998)

(e)(2)(iii) Second Amendment to Employment Agreement, dated September 22, 1998, between the Company and Edward C. Craig (incorporated by reference to Exhibit 10.70 to the Annual Report on Form 10-K for the fiscal year ended July 3, 1999 filed with the Commission by the Company on September 20, 1999)

(e)(2)(iv) Third Amendment to Employment Agreement, dated July 10, 2000, between the Company and Edward C. Craig*

(e)(3) Form of Employment Agreement between the Company, COA and each of nine key employees of the Company*

(e)(4) Standard Mutual Nondisclosure Agreement, dated July 12, 2000, between the Company and COA*

------------------
*Copy attached to this Schedule 14D-9 filed with the Commission and available to stockholders at no expense by calling the Company's principal executive offices at (219) 295-1214.


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